EXHIBIT 12.1

COMPUTATON OF THE RATIO OF EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations before extraordinary items and income taxes	$7,121	$12,094	$419,185	$(52,173)	$(146,823)
Fixed charges	31,293	29,764	1,145	24,286	93,056
Capitalized interest	(265)	(86)	—	—	—
Total earnings	$38,149	$41,772	$420,330	$(27,887)	$(53,767)

Interest expense, including amortization of debt issuance costs	$29,848	$28,434	$21	$23,270	$92,073
Capitalized interest expense	265	86	—	—	—
Interest element of rentals	1,180	1,244	1,124	1,016	983
Total fixed charges	$31,293	$29,764	$1,145	$24,286	$93,056
Ratio of earnings to fixed charges	1.22	1.40	367.10	—	—

•
For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before extraordinary items and income taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense (including amortization of debt issuance costs), capitalized interest and the interest element of rentals. We estimated the interest element of rentals by multiplying total rent expense by 15%, which represents approximately two times our weighted-average cost of capital.

•
For the year ended December 31, 2010, the ratio of earnings to fixed charges is not comparable to the other years presented due to the reorganization and fresh-start accounting entries. If we remove the $466.5 million of entries related to the reorganization and fresh-start accounting, Predecessor would have needed to generate additional earnings in 2010 totaling $47.4 million to achieve a 1:1 ratio.

•	For the years ended December 31, 2009, and 2008, Predecessor would have needed to generate additional earnings totaling $52.2 million and $146.8 million, respectively, to achieve a 1:1 ratio.